Sugarmade, Inc.

750 Royal Oaks Dr., Suite 108

Monrovia, CA 91016

August 14, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E
Washington, DC 20549

Re:	Sugarmade, Inc. Regulation A - Offering Statement Withdrawal Request Form 1-A Filed August 12, 2020 File No. 024-11294

Ladies and Gentlemen:

Sugarmade, Inc. hereby requests the withdrawal of its Offering Statement on Form 1-A originally filed with the Commission on August 12, 2020.

The Company is requesting withdrawal of the Form 1-A because of a filing error relating to the EDGAR technical coding. The Form 1-A was incorrectly coded and filed as “1-A” whereas the Company intended it to be filed with the Commission with the code “1-A/A”. The Company will refile the Form 1-A with the code “1-A/A” promptly after the withdrawal of the Form 1-A. Please note that no securities have been sold under the Form 1-A.

In the event the Staff has any questions with respect to this matter, please call either William Eilers at (786) 273-9152.

Thank you very much for your time and attention in connection with this matter.

Sincerely,

/s/ Jimmy Chan

Jimmy Chan, CEO